Fortrea Holdings Inc.
8 Moore Drive
Durham, NC 27709
United States
June 8, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:     Cindy Polynice

Re:	Fortrea Holdings Inc. Registration Statement on Form 10-12B
(File No. 001-41704)
Ladies and Gentlemen:
In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Fortrea Holdings Inc. hereby respectfully requests that the effective date of its Registration Statement on Form 10 (File No. 001-41704) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission to 4:01 p.m., New York City time, on June 9, 2023, or as soon thereafter as practicable.
It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Joel May of Jones Day at (404) 581-8967, with written confirmation sent to the address listed on the cover of the Registration Statement to follow.
Please contact Joel May if you have any questions concerning the foregoing. Thank you for your continued attention to this matter.

Very truly yours,

FORTREA HOLDINGS INC.

By:	/s/ Sandra van der Vaart
	Name:	Sandra van der Vaart
	Title:	President and Secretary

cc:	Joel May, Esq.
[Signature Page to Acceleration Request]